Exhibit 12

LINCOLN NATIONAL CORPORATION AND SUBSIDIARIES

HISTORICAL RATIO OF EARNINGS TO FIXED CHARGES

(dollars in millions)

	For the Years Ended December 31,
	2017	2016	2015	2014	2013
Income (loss) from continuing operations before taxes	$1,130	$1,458	$1,430	$1,997	$1,631
Sub-total of fixed charges	267	269	284	270	279
Sub-total of adjusted income (loss)	1,397	1,727	1,714	2,267	1,910
Interest on annuities and financial products	2,584	2,554	2,506	2,508	2,486
Adjusted income (loss) base	$3,981	$4,281	$4,220	$4,775	$4,396
Fixed Charges
Interest and debt expense (1)	$253	$268	$272	$267	$265
Interest expense (income) related to uncertain tax positions	-	(14)	(2)	(11)	2
Portion of rent expense representing interest	14	15	14	14	12
Sub-total of fixed charges excluding interest on
annuities and financial products	267	269	284	270	279
Interest on annuities and financial products	2,584	2,554	2,506	2,508	2,486
Total fixed charges	$2,851	$2,823	$2,790	$2,778	$2,765

Ratio of sub-total of adjusted income (loss) to sub-total
of fixed charges excluding interest on annuities and
financial products	5.23	6.42	6.04	8.40	6.85
Ratio of adjusted income (loss) base to total fixed
charges	1.40	1.52	1.51	1.72	1.59

(1)	Interest and debt expense excludes a $63 million loss related to the early retirement of debt in 2016.